Exhibit 12.1

CBaySystems Holdings Limited

Statement of Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the period indicated:

	Historical							Pro Forma
									Nine Months
						Nine Months Ended		Year Ended	Ended
	Years Ended December 31,					September 30,		December 31,	September 30,
	2005	2006	2007	2008	2009	2009	2010	2009	2010
						(Unaudited)		(Unaudited)
	(In thousands)

Income (loss) from continuing operations before income taxes and noncontrolling interests	$(653)	$63	$(2,766)	$(113,917)	$8,902	$6,314	$11,590	$3,746	$7,574

Fixed charges:
Interest expense	$606	$1,628	$2,108	$3,954	$9,132	$6,945	$12,031	$31,490	$24,238
Amount payable to principal shareholders	—	—	—	1,113	3,130	2,574	2,063	—	—
Estimated interest included in rental expense	183	325	439	1,207	1,773	1,342	1,681	2,340	1,861

Total fixed charges	$789	$1,953	$2,547	$6,274	$14,036	$10,861	$15,775	$33,830	$26,099

Income (loss) from continuing operations before income taxes and noncontrolling interests plus fixed charges	$136	$2,016	$(219)	$(107,643)	$22,938	$17,175	$27,365	$37,576	$33,673

Ratio of earnings to fixed charges(1)	0.17	1.03	(0.09)	(17.16)	1.63	1.58	1.73	1.11	1.29

Coverage deficiency	$653	$—	$2,766	$113,917	$—	$—	$—	$—	$—

(1)	For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consists of income (loss) from continuing operations before income taxes and noncontrolling interests increased by fixed charges. “Fixed charges” consists of interest expense including an estimate of the interest within rental expense and amounts payable to the Company’s principal shareholders. Earnings were insufficient to cover fixed charges in the fiscal years ended December 31, 2005, 2007 and 2008.